                        INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of Alfa International Corp.

We have audited the accompanying consolidated balance sheets of Alfa International Corp. and subsidiary as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant stimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alfa International Corp. and subsidiary at December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's financial position at December 31, 1998 and results of operations and cash flows to December 31, 1998 raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                                          WISS & COMPANY, LLP


Livingston, New Jersey
September 21, 1999

               ALFA INTERNATIONAL CORPORATION AND SUBSIDIARY
                       CONSOLIDATED BALANCE SHEETS
                                                                 December 31,
            ASSETS                                            1997         1996
                                                           ----------   -----------
CURRENT ASSETS:
  Cash and equivalents                                    $    9.987   $    42.088
  Accounts receivable                                          7,173         1,143
  Inventories:
    Raw materials                                             47,869        93,992
    Finished goods                                            11,795         2,053
  Prepaid insurance                                              606         3,397
  Other prepaid expenses                                      18,467        14,700
                                                           ----------   -----------
         Total Current Assets                                 95,807       157,373
PROPERTY AND EQUIPMENT:
  Office and computer equipment                               35,872        35,296
  General plant                                               22,598        15,803
  Furniture and fixtures                                       5,006         4,156
  Leasehold improvements                                       5,924         5,924
                                                           ----------   -----------
                                                              69,400        61,179
  Less: Accumulated depreciation and amortization            (42,879)      (25,675)
                                                           ----------   -----------
                                                              26,521        35,504
OTHER ASSETS:
  Goodwill, less accumulated amortization of $17,238 in 1997     -          68,952
  Other assets                                                 4,747         4,398
                                                           ----------   -----------
                                                               4,747        73,350
                                                           ----------   -----------
                                                          $  127,075   $   266,227




LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                        $  105,519   $   143,080
  Accrued expenses and other current liabilities               4,675         1,840
                                                           ----------   -----------
        Total Current Liabilities                            110,194       144,920
                                                           ----------   -----------
OTHER LIABILITIES                                                -          12,903
                                                           ----------   -----------

STOCKHOLDERS' EQUITY (DEFICIENCY):
  Common stock - $.01 par value: authorized 15,000,000
   shares; issued and outstanding 6,441,398 shares
   in 1998 and 6,018,898 shares in 1997                       64,414        60,189
  Capital in excess of par value                           4,168,703     3,886,677
  Retained earnings (deficit)                             (4,216,236)   (3,838,462)
                                                          -----------   -----------
       Total Stockholders' Equity                             16,881       108,404)
                                                           ----------   -----------
                                                          $  127,075    $  266,227

        See accompanying notes to consolidated financial statements.

                                  F-2


             ALFA INTERNATIONAL CORPORATION AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF OPERATIONS

                                                Year Ended December 31,
                                                    1998        1997
                                                -----------  -----------
REVENUES:
  Net sales                                     $   71,581   $   11,650
  Gain on settlement of trade payables              12,000       14,790
  Other income                                      18,408        4,329
                                                -----------  -----------
                                                   101.989       30,769

COSTS AND EXPENSES:
  Cost of sales                                     72,468        5,665
  Selling, general and administrative              407,295      473,693
  Interest expense                                     -          3,736
                                                -----------  -----------
                                                   479,763      483,094
                                                -----------  -----------
NET LOSS                                        $ (377,774)  $ (452,325)


BASIC AND DILUTED LOSS PER SHARE                $     (.06)  $     (.10)
                                                -----------  -----------


WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING                                    6,308,967     4,527,759


[FN]
See accompanying notes to consolidated financial statements.

                ALFA INTERNATIONAL CORPORATION AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                                   Common Stock         Capital in     Retained
                                                               Par      Excess of      Earnings
                                                 Shares       Value     Par Value      (Deficit)
                                                ----------- ---------- -----------  -------------
BALANCES AT DECEMBER 31, 1996                    2,559,488  $  25,595  $ 3,053,721  $ (3,121,534)

YEAR ENDED DECEMBER 31, 1997:
   Issuance of common stock for cash,
      less related costs                         3,150,000     31,500      738,706           -
   Issuance of common stock for investment
      banking services                             450,000      4,500       (4,500)          -
   Cancellation of common stock issued
      for investment banking services           (1,125,000)   (11,250)      48,750           -
   Issuance of stock options in exchange
      for debt                                         -          -         50,000           -
   Issuance of common stock upon
      merger with entity under common control,
      including carryover of controlling
      interest equity deficiency                   984,410      9,844          -        (264,603)
   Net loss                                            -          -            -        (452,325)
                                                ----------- ---------- -----------  -------------
BALANCES AT DECEMBER 31, 1997                     6,018,898    60,189    3,886,677    (3,838,462)
   Issuance of common stock for cash,
      less related costs                            272,500     2,725      133,526           -
   Issuance of common stock for warrants            150,000     1,500      148,500           -
Net loss                                                -         -            -        (377,774)
                                                ----------- ---------- ------------  ------------
BALANCES AT DECEMBER 31, 1998                     6,441,398  $ 64,414  $ 4,168,703   $(4,216,236)

See accompanying notes to the consolidated financial statements.

                                          F-4

                  ALFA INTERNATIONAL CORPORATION AND SUBSIDIARY

                      C0NSOLIDATED STATEMENTS OF CASH FLOWS

                                                              Year Ended December 31,
                                                                1998          1997
                                                             -----------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                   $ (377,774)  $  (452,325)
  Adjustments to reconcile net loss to net cash
   flows from operating activities:
    Depreciation and amortization                                34,442        25,758
    Changes in operating assets and liabilities:
      Accounts receivable                                        (6,030)          180
      Inventories                                                36,381       (84,152)
      Other current assets                                         (976)      (14,936)
      Accounts payable                                          (37,561)      (98,221)
      Royalties payable                                             -          24,000
      Other assets                                                 (349)         (319)
      Accrued expenses                                          (10,068)      (50,674)
                                                              -----------  -----------
          Net cash flows from operating activities             (310,222)     (650,689)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash received in acquisition                                      -             874
  Acquisition of property and equipment                          (8,220)      (33,360)
                                                              ----------  ------------
          Net cash flows from investing activities               (8,220)      (32,486)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Collecton of subscriptions receivable                             -          25,000
  Payment of notes payable                                          -         (70,000)
  Issuance of common stock                                      286,251       770,206
                                                              ----------  ------------
          Net cash flows from financing activities              286,251       725,206


NET CHANGE IN CASH AND EQUIVALENTS                              (32,191)       42,031
CASH AND EQUIVALENTS, BEGINNING OF YEAR                          42,088            57
                                                             ----------   ------------
CASH AND EQUIVALENTS, END OF YEAR                            $    9,897   $    42,088

SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid                                              $      -     $     3,736
                                                             -----------  -----------
  Noncash investing and financing activities:
    Conversion of notes payable to equity                    $      -     $    50,000
                                                             -----------  -----------
    Issuance (cancellation) of common stock for
     investment banking services                             $      -     $   (11,250)
                                                             -----------  -----------
  Business acquired:
    Fair value of assets acquired                            $      -     $   143,186
    Liabilities assumed charge against stockholders' equity  $      -     $  (397,943)
                                                             -----------  -----------
                                                             $      -     $   254,757

See accompanying notes to consolidated financial statements.

                                       F-5

                       ALFA INTERNATIONAL CORP. AND SUBSIDIARY

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  -  NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
           POLICIES:

     Principles of Consolidation - The consolidated financial statements include the accounts of Alfa International Corp. ("Alfa") and its wholly-owned subsidiary, Ty-Breakers Corp. ("Ty-Breakers") collectively referred to as the "Company". All intercompany transactions have been eliminated in consolidation.

     Nature of the Business - Alfa is a holding company which operates through its Ty-Breakers subsidiary. Ty-Breakers is a manufacturer and distributor of Tyvek apparel products, for sale primarily in the United States. All of the Ty-Breakers Tyvek is purchased from one unrelated supplier who is the sole producer of Tyvek.

     Financial Instruments - Financial instruments include cash, accounts receivable, accounts payable and accrued expenses. The amounts reported for financial instruments are considered to be reasonable approximations of their fair values, based on market information available to management.

     Estimates and Uncertainties - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

     Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market.

     Property and Equipment - Property and equipment are stated at cost. Depreciation has been computed using an accelerated method over an estimated life of 5 years for furniture and equipment and the lease term for leasehold improvements.

     Income Taxes - The Company is subject to income taxes at both the Federal and state level. Separate state income tax returns are filed with each state in which the Company conducts business.

     Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using presently enacted income tax rates. The provision for income taxes is determined by applying the provisions of the applicable enacted tax laws to taxable income for that period and the net change during the period in the Company's deferred tax assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

                       ALFA INTERNATIONAL CORP. AND SUBSIDIARY

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Stock Based Compensation - The Company accounts for stock option grants using the intrinsic value based method prescribed by APB Opinion No. 25. Since the exercise price equaled or exceeded the estimated fair value of the underlying shares at the date of grant, no compensation was recognized in 1998 and 1997 for stock option grants.

     Had compensation cost been based upon fair value of the option on the date of grants, as prescribed by SFAS 123, the Company's proforma net loss and net loss per share would have been $(837,000) and ($.19) in 1997 using the Black-Scholes option pricing model.

     The fair value of options granted in 1997 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions, respectively; risk-free interest rates of 5.0%, dividend yield of 0.0%, volatility factors of the expected market price of the Company's Common Stock of 433.3% and a weighted-average expected life equaling the options exercise periods.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of normal publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employees stock options.

     Net Loss Per Share - Basic and diluted loss per share are based upon the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share does not assume the conversion, exercise or contingent issuance of securities that would have a dilutive effect on loss per share.

     Goodwill - Goodwill consists of the excess of cost over fair market value of the net assets of the acquired business. Goodwill is amortized using the straight-line method over five years. The carrying value of goodwill is periodically reviewed by the Company based on expected future undiscounted operating cash flows. Based upon its most recent analysis, the Company believes that a material impairment existed at December 31, 1998. As such, goodwill was written off in its entirety.

                       ALFA INTERNATIONAL CORP. AND SUBSIDIARY
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  -  MANAGEMENT'S PLANS:

     The Company has incurred significant operating losses raising substantial doubt about its ability to continue as a going concern. The continued existence of the Company is dependent upon, its ability to raise additional financing and eventually upon obtaining profitable operations. There can be no assurance that such financing will be available to the Company upon acceptable terms. In an effort to obtain profitable operations, the Company will attempt to increase sales by introducing a new product line, recruiting sales representatives, attending trade shows and updating and redistributing their existing merchandise catalog. Should the Company be unsuccessful in its attempts to raise capital and/or increase sales, the Company may not be able to continue operations.

NOTE 3  -  MERGER:

     On January 23, 1997, Alfa acquired 100% of the outstanding stock of Ty-Breakers (NY) Corp. ("Ty-Breakers") in exchange for 984,410 shares of Alfa common stock, by merging it into its wholly-owned subsidiary Alfa Acquisition Corp. Ty-Breakers is a manufacturer of apparel made from Tyvek(R) and Kensel(tm).

     Since the Company's President and majority shareholder owned 74.43% of Ty-Breakers, the merger is being accounted for as a combination of entities under common control. Under this method of accounting, the results of operations of the acquired entity are included in Alfa's historical consolidated financial statements from its acquisition date in a manner similar to that of the purchase method of accounting. The shares issued to the 24.57% interest (minority stockholders) are valued at fair value and the excess of fair value over the pro rata share of stockholders' equity (deficiency) is allocated to the identifiable tangible and intangible net assets based upon fair values and the difference to goodwill. The shares applicable to the majority shareholder are carried over at their historical cost basis and there is no change to book values nor recording of goodwill.

     Goodwill for the minority interest was computed based on the quoted market value of Alfa's common stock, less a discount for restrictions on sale.

NOTE 4  -  COMMITMENTS:

     Lease - The Company leased its premises under a noncancellable operating lease which expired June 30, 1999, at which time the Company moved to a new location in Jersey City, New Jersey. The new lease operates on a month-to-month basis. Rent expense for operating leases in 1998 and 1997 was $40,549 and $39,977, respectively.

     Employment Agreements - The Company is obligated through December 2001 to pay its president/chief executive officer an annual base salary of $100,000 plus an additional amount based on gross revenue. The company is also obligated through December 2001 to pay its vice-president of sales and secretary an annual base salary of $45,000, plus an additional amount based on net sales.
                                  F-8

                       ALFA INTERNATIONAL CORP. AND SUBSIDIARY

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5  -  COMMON STOCK, PREFERRED STOCK AND STOCK OPTION PLAN:

     Common Stock - On December 6, 1996 Alfa's board of directors approved a stock grant to two officers (also members of the board of directors) of 224,175 shares of common stock at $.01 per share, the fair market value per share, as compensation for past services.

     Preferred Stock - Alfa has 978,400 shares of undesignated preferred stock which may be issued with such rights and preferences as the Board of Directors may determine. Therefore, the undesignated preferred stock may be issued with liquidation, dividend, voting and other rights superior to those of existing common shareholders, including the right to elect a controlling number of directors as a class.

     Stock Option Plan - Alfa's Stock Option Plan provides for the granting of Incentive Stock Options and Non-qualified Stock Options to all employees and others who perform key services to purchase up to 750,000 shares of common stock at an exercise price equal to at least the fair market value of a share of common stock at the date of grant (exercise prices for incentive options for holders of more than 10% of the outstanding common stock must be at least 110% of the fair market value on the date of grant). Incentive stock options are exercisable in 20% increments commencing one year after the date of grant and generally expire five years after the date of grant. The Stock Option Plan expired on December 27, 1997.

     In connection with their employment agreements, the Company issued a total of 375,000 stock options to its president and vice-president in August 1997. The options are exercisable at a price of $1.00 per share and expire five years from the date of grant.

     At December 31, 1998, there were 375,000 stock options outstanding, of which 150,000 were exercisable. The remaining options vest at a rate of 75,000 shares per annum through 2001.

     In connection with the settlement of an outstanding obligation with a creditor, the Company paid $9,647 in cash and granted the creditor the option to purchase 125,000 shares of the Company's Common Stock, exercisable at $.10 per share through November 5, 2007.

     Pursuant to the terms of an Investment Banking Agreement and a Stock Redemption Agreement, each dated December 6, 1996, the Company issued 1,250,000 shares of its common stock to an investment banker who attempted to raise capital for the Company. An amount equal to the fair market value of the common stock ($12,500) was recorded as a deferred asset at December 31, 1996. The investment banker also lent the Company $100,000 under a note payable.

                       ALFA INTERNATIONAL CORP. AND SUBSIDIARY
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     In accordance with the provisions of the Stock Redemption Agreement, the investment banker was required to return these shares to the Company since it did not raise the minimum capital required by March 24, 1997. In order to settle its outstanding obligation, the Company paid a total of $50,000 to the investment banker and allowed the investment banker to keep 125,000 shares of Alfa's common stock previously issued to it in settlement of the note payable.

     Warrants - Alfa issued 8,075 common stock purchase warrants in connection with the merger. These warrants gave the holders the right to receive one share of Alfa common stock for $4.00 per share. These warrants expired in January 1999.

     Alfa issued 1,500,000 common stock purchase warrants in connection with the sale of common stock during 1997. These warrants gave the holders the right to purchase one share of common stock for $1.00 per share. A total of 150,000 were exercised in August 1998 and the Company received proceeds of $150,000. The remaining 1,350,000 warrants expired in July and August 1999.

     Alfa issued 136,250 common stock purchase warrants in connection with the sale of common stock during 1998. The warrants give the holder the right to purchase one share of common stock for $2.00 per share. These warrants expire at various times in 2000.

NOTE 6  -  PROVISION FOR INCOME TAXES:

     Deferred tax asset is comprised of the following:

                                                      December 31,
                                            --------------------------------
                                                  1998              1997
                                              ----------         -----------

Federal net operating loss carryforwards      $1,720,000           $1,600,000
State net operating loss carryforwards net
of federal tax benefit                           165,000              150,000
                                              ----------           ----------
                                               1,885,000            1,750,000
Less: Valuation allowance                      1,885,000            1,750,000
                                               ----------           ----------
                                              $      -             $      -

     The Company's effective tax rate differs from the expected federal income tax rate due to changes in the valuation allowance at December 31, 1998 and 1997.

     Management has determined, based on the Company's current condition, that a full valuation allowance is appropriate at December 31, 1998.

     At December 31, 1998, the Company had Federal net operating loss carryforwards of approximately $4,700,000 which expire beginning in 2004. The Company's issuance of shares during fiscal 1995 and subsequent thereto results

                       ALFA INTERNATIONAL CORP. AND SUBSIDIARY

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



in a "Change of Ownership" as defined by the Internal Revenue Code of 1986, which may limit the Company's use of these net operating loss carryforwards.

NOTE 7  -  SUBSEQUENT EVENTS:

     Under a consulting agreement dated January 20, 1999, the Company granted a total of 2,000,000 stock options, 500,000 each at exercise prices of $.25; $.50, $.75 and $1.00. The options expire at the earlier of January 20, 2002 or the date of termination of the consulting agreement. During August and September 1999, a total of 900,000 options were exercised, 500,000 at $.25 and 400,000 at $.50. The Company received proceeds totaling $325,000.